SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2004
Commission File Number 1-5480

A.	Full title of the plan and address of the plan:

EMPLOYEES' RETIREMENT SAVINGS PLAN FOR THE PRECISION STAMPING DIVISION OF
ELCO TEXTRON INC.

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903

REQUIRED INFORMATION
Financial Statements and Exhibits

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Registered Public Accounting Firm
Statements of Assets Available for Benefits as of December 31, 2004 and 2003
Statements of Changes in Assets Available for Benefits for each of the years ended December 31, 2004 and 2003
Notes to financial statements

Supplemental Schedules:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Exhibits:
23 - Consent of Independent Auditors

         Pursuant to the requirements of the Securities Exchange Act of 1934, Elco Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

EMPLOYEES' RETIREMENT SAVINGS PLAN FOR THE PRECISION STAMPING DIVISION OF ELCO TEXTRON INC.

ELCO TEXTRON INC., Plan Administrator

s/Arnold M. Friedman
Arnold M. Friedman Vice President

Date: June 28, 2005

Financial Statements and Supplemental Schedule

Employees' Retirement Savings Plan for the
Precision Stamping Division of Elco Textron Inc.

Years ended December 31, 2004 and 2003

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Financial Statements
and Supplemental Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

 Administrative Committee and Participants
Employees' Retirement Savings Plan for the
      Precision Stamping Division of Elco Textron Inc.

We have audited the accompanying statements of net assets available for benefits of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 23, 2005

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Statements of Net Assets Available for Benefits
	December 31
	2004	2003
Assets
Investments, at fair value	$10,571,306	$9,166,289

Receivables:
Participants' contributions	10,886	46,358
Employer's contributions	1,735	7,397
Total receivables	12,621	53,755
Net assets available for benefits	$10,583,927	$9,220,044

See accompanying notes.

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2004	2003
Additions
Interest and dividend income	$ 194,290	$ 120,582

Contributions:
Participants	506,852	501,106
Employer	80,731	77,784
Net appreciation in fair value of investments	587,583 730,065	578,890 1,487,110
Total additions	1,511,938	2,186,582

Deductions
Benefits paid directly to participants	147,435	43,311
Administrative expenses	620	360
Total deductions	148,055	43,671

Net increase	1,363,883	2,142,911

Net assets available for benefits at beginning of year	9,220,044	7,077,133
Net assets available for benefits at end of year	$10,583,927	$9,220,044

See accompanying notes.

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following brief description of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. (the Plan) is provided for general information purposes only.

General

The Plan is a defined contribution plan formed to provide a retirement savings plan to employees of the Precision Stamping Division of Elco Textron Inc. (the Company). The Plan provides for participant tax-deferred savings under Section 401(k) of the Internal Revenue Code (IRC) and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). All non-hourly employees of the Company are eligible to participate in the Plan after completing 90 days of service, as defined in the Plan.

The Plan is currently administered under the terms of a Trust Agreement, dated December 1, 2004, with Fidelity Management Trust Company (the Trustee or Fidelity). Fidelity also serves as the Plan's recordkeeper. Prior to December 1, 2004, the plan was administered under the terms of a Trust Agreement, dated September 1, 1999, with Putnam Fiduciary Trust Company. Putnam also served as the Plan's recordkeeper.

Effective May 5, 2003, all hourly new hires participate in the Textron Savings Plan (TSP) only after meeting the required eligibility of the TSP.

Vesting and Forfeitures

Participants are immediately vested in the value of their contributions and related allocation of trust income or loss. Effective January 1, 2002, participants become fully vested in the value of contributions made by the Company and related allocations of trust income or loss on a graduated vesting schedule with full vesting after five years, as defined. Forfeitures are allocated to remaining Plan participants for any discretionary contributions and other amounts are used to reduce the Company matching contributions..

Contributions

Active participants may contribute up to 14% of their pretax compensation, as defined by the Plan, subject to dollar limitations of $13,000 in 2004 and $12,000 in 2003. The Plan provides for an employer matching contribution of 25% of a participant's contribution, not to exceed 4% of the participant's compensation. The Plan also provides for discretionary Company contributions. The Company made no discretionary contributions in 2004 and 2003. Rollover contributions from other qualified plans are permitted.

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at the current prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan's investments are stated at fair value. The shares of the mutual funds are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. Shares of Textron Inc. common stock are valued based on quoted market value. Money market funds are reported at cost, which approximates fair value. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are generally paid by the Company.

3. Investments

The fair value of individual investments that exceed five percent of the Plan's assets at December 31 is as follows:

	2004	2003

Vanguard 500 Index Fund--Admiral Class	$2,996,819	$ -
Fidelity Blue Chip Growth Fund	2,214,725	-
Textron Inc.--common stock	1,758,440	1,361,678
Managed Income Portfolio II	987,222	-
One Group Equity Index Fund	-	2,602,522
Putnam Voyager Fund	-	2,078,249
The George Putnam Fund of Boston	-	1,752,977
One Group Prime Money Market Fund	-	931,365

During the years ended December 31, 2004 and 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value, as follows:

	Year ended December 31
	2004	2003
Investments at fair value as determined by quoted market prices:
Mutual funds	$316,783	$1,140,161
Textron Inc.--common stock	413,282	346,949
	$730,065	$1,487,110

4. Related-Party Transactions

Certain Plan investments are shares of the Company common stock. At December 31, 2004 and 2003, 23,827 and 23,864 shares of common stock were held by the Plan, respectively, with a fair market value of $1,758,440 and $1,361,678, respectively. Dividend income recorded by the plan for the Company common stock for the years ended December 31, 2004 and 2003, was $31,723 and $28,442, respectively.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 1, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and that the related trust is tax exempt.

Supplemental Schedule

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

EIN No. 05-0315468 Plan No. 012

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Vanguard 500 Index Fund--Admiral Class	26,844 shares	$ 2,996,819
Fidelity Blue Chip Growth Fund *	53,098 shares	2,214,725
Textron Inc.--common stock*	23,827 shares	1,758,440
Managed Income Portfolio II *	987,222 shares	987,222
Fidelity Freedom 2020 Fund *	36,343 shares	507,350
Fidelity Freedom 2015 Fund *	41,194 shares	455,196
Fidelity Freedom 2025 Fund *	29,202 shares	329,396
Fidelity Freedom 2010 Fund *	20,188 shares	274,957
Fidelity Freedom 2030 Fund *	18,705 shares	263,360
PIMCO Total Return Fund--Administrative Class	22,944 shares	244,817
Fidelity Freedom 2035 Fund *	7,528 shares	86,122
Fidelity Freedom 2005 Fund *	5,190 shares	56,048
Fidelity Freedom 2040 Fund *	6,141 shares	50,785
Fidelity Freedom Income Fund *	2,842 shares	32,028

Participant notes receivable*	6.5% to 10.5%	314,041
		$10,571,306

* Indicates a party in interest to the Plan.